Filed pursuant to 424(b)(3)
Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 9 DATED APRIL 18, 2011
TO THE PROSPECTUS DATED APRIL 29, 2010

This Supplement No. 9 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010, Supplement No. 7 dated February 7, 2011, and Supplement No. 8 dated March 30, 2011.  Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose updated information regarding the prior performance of other Behringer Harvard sponsored programs, including prior performance tables, as of December 31, 2010;

Prior Performance Summary

The subsection presented below supersedes and replaces the similar subsection in the prospectus entitled “Prior Performance Summary” and similar information contained elsewhere in the prospectus.  All references to Prior Performance Tables in the prospectus shall refer to the updated tables contained in Exhibit A to this supplement.

Prior Investment Programs

The information presented in this section represents the historical experience of certain real estate programs sponsored by Behringer Harvard Holdings and its affiliates and Robert M. Behringer, our Chairman of the Board, director and founder.  Mr. Behringer has served as general partner, chief executive officer or director of 48 programs over the last 20 years, which includes this program, six other public programs and 41 private programs.  Mr. Behringer has served as general partner, chief executive officer or director of 19 programs launched since the founding of Behringer Harvard Holdings and its affiliates in 2001, including this program, six other public programs and 12 private programs.  Mr. Behringer has also served as general partner, chief executive officer or director of 29 additional private programs launched prior to such time.  We refer to real estate programs sponsored by Behringer Harvard Holdings as Behringer Harvard sponsored programs in this prospectus, as supplemented.  Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in any of the prior Behringer Harvard sponsored programs.  Investors who purchase our shares will not acquire any ownership interest in any of the other Behringer Harvard sponsored programs discussed in this section.

The information in this section shows relevant summary information concerning Behringer Harvard sponsored programs and programs sponsored by Mr. Behringer prior to the founding of Behringer Harvard Holdings.  As described below, Behringer Harvard Holdings and Mr. Behringer have sponsored public and private real estate programs that have a mix of fund characteristics, including targeted investment types, investment objectives and criteria and anticipated fund terms, which are substantially similar to ours, many of which are still operating and may acquire additional properties in the future.  We consider the prior programs to have investment objectives similar to ours to the extent that the prospectus or private offering memorandum for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective.

The information in this summary represents the historical experience of Behringer Harvard sponsored programs as of December 31, 2010.  The purpose of this prior performance information is to enable you to evaluate accurately our sponsor’s experience with like programs.  The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

Public Programs

Behringer Harvard Holdings is sponsoring or has recently sponsored six public real estate programs with similar investment objectives as ours.  These programs and the status of their offerings are:

•                  Behringer Harvard REIT I, Inc.—The initial public offering for this program terminated on February 19, 2005, and it initiated a follow-on offering immediately after the termination of its initial offering.  The first follow-on offering was terminated on October 20, 2006, and following the termination of that offering, it initiated a second follow-on offering.  The second follow-on offering was terminated on December 31, 2008.  Behringer Harvard REIT I is currently offering up to 60,000,000 shares of common stock at a price of $4.55 per share pursuant to its distribution reinvestment plan. Behringer Harvard REIT I has stated that it targets a liquidity event by the twelfth anniversary of the termination of its initial public offering.

•                  Behringer Harvard Opportunity REIT I, Inc.—The primary offering component of the initial public offering for this program terminated on December 28, 2007.  Behringer Harvard Opportunity REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of the primary offering.

•                  Behringer Harvard Multifamily REIT I, Inc.—This program is currently conducting its initial public offering for the offer and sale of up to 200,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 50,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan.  Behringer Harvard Multifamily REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of its current primary offering.

•                  Behringer Harvard Multifamily REIT II, Inc.—This program has filed a registration statement, but it has not yet been declared effective by the SEC, in connection with its proposed initial public offering, under which it intends to offer and sell up to 300,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 75,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan.  Behringer Harvard Multifamily REIT II has stated that it targets a liquidity event by the fourth anniversary of the termination of its proposed primary offering, subject to then prevailing market conditions but has not yet commenced its proposed primary offering.

•                  Behringer Harvard Short-Term Opportunity Fund I LP—The initial public offering for this program terminated on February 19, 2005.  Behringer Harvard Short-Term Opportunity Fund disclosed an original targeted liquidity date of the fifth anniversary of the termination of its initial public offering.  It has subsequently disclosed that given current market conditions, it anticipates that the program’s life will extend beyond its original anticipated liquidation date.

•                  Behringer Harvard Mid-Term Value Enhancement Fund I LP—The initial public offering for this program terminated on February 19, 2005.  Behringer Harvard Mid-Term Value Enhancement Fund I has stated that it targets a liquidity event by the eighth anniversary of the termination of its initial public offering.  On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust and is in its final disposition phase.

As of December 31, 2010, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Short-Term Opportunity Fund I, and Behringer Harvard Mid-Term Value Enhancement Fund I had raised approximately $4.3 billion of gross offering proceeds from approximately 120,000 investors.  With a combination of net offering proceeds and debt, as of December 31, 2010, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I had invested approximately $7.7 billion (including acquisition and development costs) in 169 properties and invested approximately $56.9 million in 2 real estate-related loans and other real estate-related investments.

Following is a table showing the breakdown by property type (or underlying property type, in the case of loan investments) of the aggregate amount of acquisition, origination and/or development costs of the 171 investments made by Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I as of December 31, 2010:

Type of Property	New	Used	Construction
Office	0.9%	74.9%	—
Industrial	—	1.5%	—
Development Property	0.2%	—	2.6%
Hospitality and Leisure	—	4.2%	—
Multifamily	1.9%	11.1%	2.7%

The following is a breakdown of the aggregate amount of acquisition, origination and/or development costs of the investments made by these five public programs as of December 31, 2010, by 100% ownership, ownership of tenant-in-common interests, and ownership of joint venture interests:

Fund	100% Owned	Tenant-in- Common Interests	Joint Ventures
Behringer Harvard REIT I	92.5%	0.7%	6.8%
Behringer Harvard Opportunity REIT I	44.2%	—	55.8%
Behringer Harvard Multifamily REIT I	52.3%	—	47.7%
Behringer Harvard Short-Term Opportunity Fund I	69.0%	—	31.0%
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—

The following is a breakdown of the aggregate amount of acquisition, origination and/or development costs of the investments made by these five public programs as of December 31, 2010, by property type:

Fund	Office	Development	Hospitality and Leisure		Industrial	Multifamily
Behringer Harvard REIT I	100.0%	—	—		—	—
Behringer Harvard Opportunity REIT I	34.5%	16.4%	26.5	%*	11.8%	10.8	%**
Behringer Harvard Multifamily REIT I	—	—	—		—	100.0	%**
Behringer Harvard Short-Term Opportunity Fund I	54.4%	21.5%	24.1	%*	—	—
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—		—	—

* Includes hospitality properties that also have rentable office space, retail shops and condominium units.
** Includes multifamily properties that also have rentable office space, retail shops and condominium units.

Based on the aggregate amount of acquisition, origination and/or development costs, as of December 31, 2010, the diversification of these 171 investments by geographic region is as follows: 0.3% in Alabama, 0.2% in Arizona, 8.2% in California, 3.2% in Colorado, 0.3% in Connecticut, 2.3% in Florida, 4.9% in Georgia, 16.4% in Illinois, 0.4% in Kansas, 2.3% in Kentucky, 1.3% in Louisiana, 2.1% in Maryland, 1.8% in Massachusetts, 2.8% in Minnesota, 2.9% in Missouri, 0.4% in New Hampshire, 2.0% in New Jersey, 0.8% in New York, 1.7% in Nevada, 2.7% in North Carolina, 2.3% in Ohio, 1.2% in Oregon, 6.0% in Pennsylvania, 2.1% in Tennessee, 24.2% in Texas, 2.2% in Virginia, 2.6% in Washington, D.C., 1.6% in Europe and 0.8% in the Bahamas.

During the three years ended December 31, 2010, these public programs invested approximately $1.7 billion (including acquisition and development costs) in properties.  Based on the aggregate amount of acquisition, origination, and/or development costs, of the 60 investments, approximately 69.0% were in multifamily residential properties, approximately 30.6% were in office properties and approximately 0.4% were in industrial properties.  Also based on the aggregate amount of acquisition, origination and/or development costs, during the three years ending December 31, 2010, the diversification of the investments by geographic region is as follows:  21.5% in California, 6.7% in Colorado, 1.6% in Connecticut, 2.0% in Florida, 4.3% in Georgia, 5.4% in Illinois, 1.4% in New Jersey, 0.9% in Nevada, 4.1% in Oregon, 37.% in Texas, 9.1% in Virginia, 0.3% in Washington, DC and 5.3% in Europe.

Historically, the public programs sponsored by affiliates of our advisor have experienced losses during the first several quarters of operations.  Many of these losses can be attributed to initial start-up costs and a lack of revenue-producing activity prior to the programs’ initial property investments.  Losses also may reflect the delay between the date a property investment is made and the period when revenues from such property investment begin to accrue.

In addition, cash flows from the operations of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Multifamily REIT I, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I have been insufficient in certain years to fund the distributions paid to their respective investors.  Distributions that constituted a return of capital have reduced the funds available to these public programs for the acquisition of properties, which could reduce the overall return of investors.

In fiscal years 2010, 2009 and 2008, Behringer Harvard REIT I paid cash distributions aggregating approximately $30.4 million, $59.9 million and $69.0 million, respectively, to its common stockholders.  For the year ended December 31, 2010 and 2009, cash flow provided by operating activities exceeded cash distributions paid to common stockholders by approximately $18.9 million and $3.1 million, respectively.  For the year ended December 31, 2008, cash distributions paid to common stockholders exceeded cash flow provided by operating activities by approximately $0.5 million, with the remaining portion paid from sources other than cash flow from operations, such as cash flow from financing activities, a component of which could include cash flows from offering proceeds, cash advanced to the company by, or reimbursements for expenses or waiver of fees from, its advisor and proceeds from loans including those secured by its assets.

In fiscal years 2010, 2009 and 2008, Behringer Harvard Opportunity REIT I paid cash distributions aggregating approximately $2.7 million, $3.9 million and $4.0 million, respectively, to its common stockholders.  For the year ended December 31, 2010 and 2009, cash flow provided by operating activities exceeded cash distributions paid to common stockholders by approximately $14.8 million and $7.5 million, respectively.  For the year ended December 31, 2008 cash flows used in operating activities was $29.3 million and none of the cash flows from operating activities exceeded cash amounts distributed to stockholders.  The shortfall was funded principally from proceeds from its offering.

In fiscal years 2010, 2009 and 2008, Behringer Harvard Mid-Term Value Enhancement Fund I paid cash distributions aggregating approximately $4.6 million, $2.6 million and $2.6 million, respectively, to its unitholders.  Of these amounts, approximately $1.1 million, $1.0 million and $1.6 million, in fiscal years 2010, 2009 and 2008, respectively, was paid using cash flow from operations.  The remaining portion was paid from available cash on hand and proceeds from property dispositions.

In fiscal years 2009 and 2008, Behringer Harvard Short-Term Opportunity Fund I paid cash distributions aggregating approximately $1.8 million and $3.1 million, respectively, to its unitholders.  For the years ended December 31, 2009 and 2008, cash flows used in operating activities was $17.2 million and $15.1 million, respectively.  Accordingly, all of the distributions for the years ended December 31, 2009 and 2008 were paid from financing activities from loans including those secured by its assets and loans from its sponsor.  The fund discontinued payment of monthly distributions beginning with the third quarter of 2009.

In fiscal years 2010, 2009 and 2008, Behringer Harvard Multifamily REIT I paid cash distributions aggregating approximately $25.1 million, $11.5 million and $5.7 million, respectively, to its stockholders.  For the years ended December 31, 2010, 2009 and 2008, cash flow from operating activities was approximately $2.6 million, $0.2 million, and $2.4 million, respectively.  For the years ended December 31, 2010, 2009 and 2008, cash amounts distributed to stockholders exceeded cash flow from operating activities by $22.5 million, $11.3 million and $3.3 million, respectively.  Such differences were funded with proceeds from its private and public offerings.

Upon request, prospective investors may obtain from us without charge copies of public offering materials and any public reports prepared in connection with any of the Behringer Harvard sponsored public programs, including a copy of the most recent Annual Report on Form 10-K filed with the SEC.  For a reasonable fee, we also will furnish upon request copies of the exhibits to any such Form 10-K.  Any such request should be directed to our corporate secretary.  Many of the public offering materials and reports prepared in connection with the Behringer Harvard sponsored public programs are also available on the Behringer Harvard web site at www.behringerharvard.com.  Neither the contents of that web site nor any of the materials or reports relating to other Behringer Harvard sponsored public programs are incorporated by reference in or otherwise a part of this prospectus, as supplemented.  In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Private Programs

During the ten-year period ended December 31, 2010, the private programs sponsored by Behringer Harvard Holdings and by Mr. Behringer prior to the founding of Behringer Harvard Holdings include three single-asset real estate limited partnerships, nine tenant-in-common offerings, one private REIT and two private multi-asset real estate limited partnerships.  These 15 private programs had raised approximately $422 million of gross offering proceeds from approximately 3,100 investors during the ten-year period ended December 31, 2010.

With a combination of debt and offering proceeds, during the ten-year period ended December 31, 2010, these private programs invested approximately $741 million (including acquisition and development costs) in 27 properties and $97 million in nine real estate-related loans and other real estate-related investments.  Based on the aggregate amount of acquisition, origination and/or development costs of the investments, approximately 79.1% was invested in existing or used properties, approximately 16.8% was invested in construction properties and approximately 4.1% was invested in undeveloped land.  Also based on the aggregate amount of acquisition, origination and/or development costs of the investments, approximately 51.5% was invested in office buildings, approximately 26.5% was invested in multifamily residential properties and approximately 22.0% was invested in hospitality and leisure properties.

The following table shows a breakdown by percentage of the aggregate amount of the acquisition, origination and/or development costs of the investments made by the private real estate programs during the ten-year period ended December 31, 2010:

Type of Property	New	Used	Construction
Office	—	100%	—
Multifamily Residential	3.6%	42.9%	53.5%
Hospitality and Leisure	—	100%	—
Land	—	100%	—

As a percentage of acquisition, origination and/or development costs, the diversification of these 36 investments by geographic area is as follows:  6.4% in Arkansas, 8.0% in California, 7.3% in Colorado, 11.9% in Florida, 0.8% in Georgia, 8.6% in Maryland, 5.3% in Minnesota, 4.1% in Missouri, 5.9% in Nevada, 25.7% in Texas, 3.0% in Virginia, 5.9% in Washington, D.C., 0.6% in the U.S. Virgin Islands and 6.5% in other international locations.

During the ten-year period ended December 31, 2010, these programs have sold four of the 36 real estate investments they had purchased during such period.  The original purchase price of the investments sold was approximately $44 million, and the aggregate sales price of such investments was approximately $76 million.

As of December 31, 2010, the percentage of these programs with investment objectives similar to ours is approximately 87%.  These 13 private programs with similar investment objectives invested approximately $743 million (including acquisition and development costs) in 25 properties and $97 million in nine real estate-related loans and other real estate-related investments.  The aggregate acquisition, origination, and/or development costs of these investments was approximately $840 million, of which $457 million was purchase mortgage financing used to acquire them.  Based on the aggregate amount of acquisition, origination and/or development costs, of these 34 investments, approximately 52.4% were in office real estate (12 investments), approximately 27.0% were in multifamily residential real estate (18 investments) and approximately 20.6% were in hospitality and leisure real estate (4 investments).  Based on the aggregate amount of acquisition, origination and/or development costs, of these 34 investments, approximately 78.7% were in existing or used properties (21 investments), approximately 17.1% were in construction properties (10 investments) and approximately 4.2% were in undeveloped land (three investments).  Also based on the aggregate amount of acquisition, origination and/or development costs, as of December 31, 2010, the diversification of the investments by geographic region is as follows: 6.6% in Arkansas, 8.3% in California, 7.5% in Colorado, 12.0% in Florida, 0.8% in Georgia, 8.9% in Maryland, 5.5% in Minnesota, 4.2% in Missouri, 6.1% in Nevada, 24.1% in Texas, 3.2% in Virginia, 6.1% in Washington, D.C. and 6.7% in other international locations.

In addition to the foregoing, from time to time, programs sponsored by us or affiliates of our advisor may conduct other private offerings of securities.

Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts

The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs.  Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments.  The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate.  As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market.  These economic conditions have adversely affected the financial condition of many of these programs’ tenants and lease guarantors, resulting in tenant defaults or bankruptcies.  Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions and restructurings, reduction of operating expenses, management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs.  Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs.  These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

Distributions and Redemptions.  Behringer Harvard Mid-Term Value Enhancement Fund I previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00).  As a result of the sale described below, the general partners reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010.  While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is operating with a view to provide capital returns to its investors through the sale of its assets.  On April 15, 2010, it sold the second of its six office properties from its original portfolio.  The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010.  On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust, and the Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, as successor in interest, discontinued the payment of monthly distributions.  Now in its final disposition phase, the terms of the liquidating trust agreement contemplate that the liquidating trust will make special cash distributions to beneficiaries, as opposed to the payment of monthly distributions, including in connection with the disposition of its remaining assets, to the extent that such cash will not be needed to provide for the liabilities (including contingent liabilities) assumed by the liquidating trust.  On March 22, 2011, a wholly owned subsidiary of Behringer Harvard Mid-Term Value Enhancement Liquidating Trust entered into a purchase and sale agreement for the disposition of one of its assets, but Behringer Harvard Mid-Term Value Enhancement Liquidating Trust has indicated that it can provide no assurance that the sale of this asset will be consummated.

Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1% beginning in May 2010.  Behringer Harvard REIT I has indicated that its focus in the current environment is on capital preservation, that it can provide no assurances that the level of its distributions are sustainable and that it may pay some or all of its distributions from sources other than cash flows from operating activities.  Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions beginning with the second quarter of 2009 and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010.  Behringer Harvard Opportunity REIT I has entered its disposition phase, and as such, has ceased regular recurring distributions beginning with the first quarter of 2011 in favor of those that may arise from proceeds available to be distributed from the sale of its assets.  The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009.  In response to increasing prices and decreasing current yields for multifamily communities, Behringer Harvard Multifamily REIT I lowered its annualized distribution rate from 7% to 6% beginning in September 2010.  In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by stockholders by reason of death, disability, or confinement to long-term care.  Behringer Harvard REIT I further limited such redemptions to no more than $4.25 million in 2011, or $1,062,500 per redemption period (once per quarter).  Behringer Harvard REIT I has stated that it may further limit or suspend redemptions, particularly if participation in the DRP decreases and fewer proceeds are generated from DRP sales.  In January 2011, Behringer Harvard Opportunity REIT I suspended its share redemption program until further notice.  In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs.

The current economic crisis has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I.  Cash flow from operating activities has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties.  As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from borrowings.

Estimated Valuations.  Behringer Harvard Mid-Term Value Enhancement I announced an estimated valuation as of December 31, 2009 of $7.09 per limited partner unit, which was adjusted to $6.46 as a result of the special distribution described above.  As of December 31, 2010, the estimated valuation was determined to be $5.05 per unit.  Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations of its limited partner units of $6.45 per unit as of December 31, 2009 and $6.48 per unit as of December 31, 2010.  Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 22, 2009, $8.03 per share as of December 31, 2009, and $7.66 per share as of December 31, 2010.  Behringer Harvard REIT I announced estimated valuations of its common stock of $4.25 per share as of May 17, 2010 and $4.55 per share as of December 31, 2010.  These units or shares were originally sold in their respective best efforts public offerings for a gross offering price of $10.00.

As with any valuation methodology, the valuation methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions.  Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant.  The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange.  The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

Waiver or Deferral of Fees and Expenses.  Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when they have perceived circumstances to warrant it, waived or deferred fees and expenses due to them from their sponsored investment programs.  In 2010 and 2011, affiliates of Behringer Harvard Holdings agreed to defer asset management fees accruing during the months of May 2010 through March 2011 and all debt financing fees, expense reimbursements and property management oversight fees accruing during the months of July 2010 through March 2011 owed by Behringer Harvard Opportunity REIT I.  Also in 2011, affiliates of Behringer Harvard Holdings agreed to defer the reimbursement of organization and offering expenses due and payable to them from Behringer Harvard Multifamily REIT I through the year ended December 31, 2010 and waived certain debt financing fees of approximately $259,000 and certain asset management fees of approximately $43,000 owed by Behringer Harvard Multifamily REIT I. Behringer Harvard Multifamily REIT I and its advisor, in order to provide more support for its distributions, revised the asset management fee so that the amount of the fee is dependent upon Behringer Harvard Multifamily REIT I’s performance with respect to reaching a modified funds from operations coverage amount per quarter of fifteen cents per share of its common stock.  As modified, rather than being a monthly fee equal to one-twelfth of 0.75% of the sum of the higher of the cost or value of its assets, effective July 1, 2010, the asset management fee is currently a monthly fee equal to one-twelfth of the 0.50% of the higher of the cost or value of such assets but will increase as the modified funds from operations coverage amount increases.

In addition, for 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $8.9 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $65,000 and $7.0 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $146,000 and $617,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program); and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $176,000, $314,000, $71,000 and $1.3 million, respectively, owed by Behringer Harvard

Strategic Opportunity Fund II (also a privately offered program).  For the fiscal year ended December 31, 2009, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I; and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II.  In addition, affiliates of Behringer Harvard Holdings waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II.  In 2008, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II.  The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements.  There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

Impairments.  Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own.  Behringer Harvard REIT I has taken impairments of approximately $21.1 million, $259.1 million and $99.3 million during fiscal years ended December 31, 2008 and 2009, and 2010, respectively.  Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million, $15.5 million, and $31.5 million during the fiscal years ended December 31, 2008, 2009 and 2010, respectively.  Behringer Harvard Opportunity REIT I recognized a $5 million loss on troubled debt restructuring for the year ended December 31, 2010 related to the contribution of a mezzanine loan to obtain the fee simple interest in the Tanglewood at Voss property.  In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses during 2010.  Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010 for a property that was later sold and recognized an asset impairment of approximately $1.4 million during the third quarter of 2010.  Also, for the years ended December 31, 2008, 2009 and 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $16.8 million, $0.5 million and $1.9 million, respectively.  During the year ended December 31, 2010, Behringer Harvard Short-Term Opportunity Fund I also recorded impairment charges of $5.1 million.  In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008 and approximately $1.8 million in 2009.  In addition, the year-end audits are in process for Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II, and as a result, these programs are currently considering impairments that may be applicable for 2010.

Financings.  The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, resulted in a severe lack of credit, rising costs of any debt that is available, and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods.  These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt).  These investment programs have experienced loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets.  These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or pay off the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature.

To date, these investment programs have had substantial success in these activities.  For example, in December 2009, Behringer Harvard REIT I restructured the loan secured by its Ashford Perimeter property located in Atlanta, Georgia.  The balance prior to the restructure of approximately $34.3 million was bifurcated into two tranches, with the second tranche subordinate to the return of and return on additional contributions provided by Behringer Harvard REIT I for debt service on the first tranche, operating shortfalls, anticipated re-leasing costs and capital improvements at the property.  In addition, the loan maturity date was extended from February 1, 2012 to February 1, 2016.  Further, in February 2010, Behringer Harvard REIT I completed a discounted purchase, through a wholly-owned subsidiary, of the approximately $42.8 million note secured by its 1650 Arch Street property located in Philadelphia, Pennsylvania, resulting in a gain on the extinguishment of debt of approximately $9.1 million.  As of December 31, 2010, the note payable of approximately $42.8 million remains a liability of the borrower, a limited partnership in which Behringer Harvard REIT I owns a 90% controlling interest, and the debt remains in default.  However, with respect to four of its assets, Behringer Harvard REIT I was unable to negotiate a satisfactory restructuring or debt purchase and transferred the related property to the mortgage lender pursuant to a deed-in-lieu of foreclosure or a foreclosure.  As of December 31, 2010, in addition to the default on the note secured by the 1650 Arch Street property, Behringer Harvard REIT I was in default or had events of default on non-recourse property loans secured by eight of its properties with a combined outstanding balance of approximately $145.7 million. In January 2011 and February 2011, pursuant to a deed-in-lieu of foreclosure and a foreclosure, Behringer Harvard REIT I transferred ownership of two of the eight properties to the lenders associated with each property.  Behringer Harvard REIT I is in discussions with the lenders on the remaining loans to restructure the debt, purchase or pay off the debt at a discount, or transfer ownership of the properties to the lenders. Behringer Harvard REIT I has stated that there is no assurance that it will be able to restructure or pay off these loans at a discount, which could result in foreclosure or transfer of ownership of the properties to the lenders. There are non-recourse loans totaling approximately $306.8 million, which are secured by six of Behringer Harvard REIT I’s properties, that need to be modified during the first six months of 2011 in order to justify further investment, some of which may have imminent defaults or events of default.

For Behringer Harvard Opportunity REIT I, the construction loan in the amount of approximately $37.6 million associated with GrandMarc at Westberry Place was refinanced in December 2009. The maturity date of the refinanced loan is January 1, 2020.  Also in December 2009, the construction loan in the amount of $26.9 million associated with GrandMarc at the Corner was refinanced.  The maturity date of the refinanced loan is January 1, 2020.  On October 22, 2010, Behringer Harvard Opportunity REIT I sold the GrandMarc at the Corner property to an unaffiliated third party.  In November 2009, Behringer Harvard Opportunity REIT I reached an agreement with the lender to extend the $24.5 million land tranche of the loan associated with the Frisco Square investment until July 28, 2011.  On August 5, 2010, Behringer Harvard Opportunity REIT I, concurrently with entering into two new joint ventures with Digital Realty Trust, Inc., a publicly traded REIT, reached an agreement with the lender to replace the original loans in the aggregate amount of $52.5 million associated with the Santa Clara Data Center investment that matured on June 9, 2010.  The joint ventures paid down the original loans’ balance by an aggregate of $7 million.  The original loans were severed and replaced by new loan agreements with an aggregate original principal balance of $45.5 million.  The maturity date of the replacement loans is June 9, 2013.  On August 17, 2010, Behringer Harvard Opportunity REIT I transferred ownership of a property securing a loan with an outstanding balance of $18 million to the lender pursuant to a deed-in-lieu of foreclosure.  On November 15, 2010, Behringer Harvard Opportunity REIT I’s loans related to the Chase Park Plaza Hotel and Chase-The Private Residences matured, and agreements were reached with the lender to extend the maturity to November 15, 2011.  Effective February 13, 2011, Behringer Harvard Opportunity REIT I reached an agreement to extend the maturity date of its credit facility from February 13, 2011 to February 13, 2012.

During 2009, Behringer Harvard Short-Term Opportunity Fund I was able to successfully restructure or extend approximately seventy percent of its $156.0 million in debt, including, in July 2009, extending the maturity date of the Bretton Woods property loan, having an outstanding principal balance of $1.3 million as of December 31, 2009, to July 15, 2011 and extending the maturity date of the Melissa Land loan, having an outstanding principal balance of $1.7 million as of December 31, 2009, to July 29, 2012. In October 2009, Behringer Harvard Short-Term Opportunity Fund I extended the maturity date of the Mockingbird Commons condominium loan, with an outstanding balance of $25.0 million, to October 1, 2011 and obtained permission to lease the residential condominium units pending their ultimate sale and modified the Cassidy Ridge property loan to permit a second lien position on the Cassidy Ridge property as additional security for the Mockingbird Commons condominium loan with the same lender. In December 2009, Behringer Harvard Short-Term Opportunity Fund I successfully negotiated the removal of certain financial covenants and extension of the maturity date of the Mockingbird Commons hotel loan, with an outstanding principal balance of $41.2 million as of December 31, 2009, to December 21, 2012 with options to extend the maturity date for two periods of twelve months each if certain conditions are met.  The program also modified its revolving credit agreement, with an outstanding principal balance of $9.7 million as of December 31, 2009, to permit a second lien position on the 250/290 Carpenter property as additional security for the Mockingbird Commons hotel loan and extending the maturity date of borrowings under the revolver agreement to December 21, 2012 with options to extend the maturity date.  Behringer Harvard Short-Term Opportunity Fund I is currently in default with respect to five loans with an aggregate outstanding balance of $71.1 million.  Possession and control of the property related to one of the loans, which was nonrecourse to Behringer Harvard Short-Term Opportunity Fund I and had an outstanding balance of $9.4 million, was transferred to a receiver in October 2010.  One of the loans with an outstanding balance of $3.7 million was restructured and had its maturity date extended to November 2012.  As of January 16, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to the Mockingbird Commons condominium project, which had an outstanding principal balance of $24.9 million at December 31, 2010.  The default under the loan agreement created a cross-default under an additional loan agreement with the same lender related to the Cassidy Ridge condominium project, which had an outstanding balance of $25.5 million at December 31, 2010.  As of January 23, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to 5050 Quorum, which has an outstanding principal balance of $10 million.  Behringer Harvard Short-Term Opportunity Fund I has remained and continues to remain current on interest payments due under the loan agreement but received notice from the lender on March 30, 2011 demanding immediate payment of the outstanding principal and all accrued interest. For both of the loans in default described above, Behringer Harvard Short-Term Opportunity Fund I is currently in negotiations with the respective lenders to obtain a waiver of the default, modify or extend the loan agreements.

In July 2010, Behringer Harvard Strategic Opportunity Fund I, with its joint venture partner Behringer Harvard Strategic Opportunity Fund II, successfully negotiated an extension of the maturity date of the $9.0 million property loan in the development known as Three Two Three Tahoe secured by the development to June 2012.  In May 2010, Behringer Harvard Strategic Opportunity Fund I also completed a pay down of $2.2 million on the loan secured by the Hotel Palomar Los Angeles — Westwood, resulting in an outstanding loan balance of $61.1 million, and obtained an extension of the maturity date of the property loan to May 2011.

In January 2010, in order to obtain loan extensions on existing debt, Behringer Harvard Strategic Opportunity Fund II cross-collateralized the Overschiestraat portfolio loan with the Lindeveste portfolio, resulting in an aggregate combined loan balance of approximately $25.6 million (based on dollar/Euro exchange rates on June 30, 2010) at June 30, 2010, and extended the maturity date of the loan to December 2012.  In April 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the McKinney land loan in the amount of approximately $4.0 million to April 2012, and in November 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the Hawk’s Cay property loan in the amount of $101.8 million to April 2011 with extension options to February 2014 if certain conditions are met.

Behringer Harvard sponsored programs are in discussions with the lenders on loans in default and any other loans that may be considered “at risk” by these programs to either restructure the debt or to purchase or pay off the debt at a discount.  However, there is no assurance that the programs will be able to restructure the debt or to purchase or pay off the debt at a discount, which could result in foreclosure or a transfer of ownership of the properties to the lenders.

Sponsor Activities.  Behringer Harvard Holdings has also, voluntarily and in circumstances where a short term need for liquidity has been deemed by it to be advisable, provided loans to certain Behringer Harvard sponsored investment programs and certain of their affiliates, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II.  For these three programs, the outstanding principal balance of these loans as of December 31, 2010 was approximately $11.7 million (net of the loan forgiveness described below), $11.4 million, and $13.2 million, respectively.  On December 31, 2009 and 2010, Behringer Harvard Holdings forgave approximately $15.0 million and $2.8 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners.  In 2011, Behringer Harvard Holdings also provided a loan of up to $2.5 million to Behringer Harvard Opportunity REIT I.  Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below.  The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements.  There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

Co-Investor Arrangements.  Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs (“TIC Programs”).  Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program.  As of December 31, 2008, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remains the largest tenant-in-common investor in two TIC Programs.  Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings.  The remaining TIC Program sold its property in 2008.

Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum.  In general, the current economic crisis has adversely affected the operating performance of the remaining four TIC Programs.

One of the TIC Programs, Firestone Upper West Side Apartments, has a master lease arrangement between Behringer Harvard Holdings, as master tenant, and the tenant in common owners, as landlord, whereby Behringer Harvard Holdings makes distribution payments at a set rate to the tenant in common owners after the payment of taxes, insurance and debt service payments.  Beginning in August 2010, Behringer Harvard Holdings ceased making payments to the tenant in common owners.  Behringer Harvard Holdings and the tenant in common owners are currently pursuing a sale of the asset to a third party; however, if a sale is not consummated, the parties will pursue a restructuring of the master lease arrangement.

Another TIC Program, Beau Terre Office Park (“Beau Terre”), has substantially underperformed relative to projections which were based on representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false.  Behringer Harvard Holdings reached settlement in December 2010 in a lawsuit with the former on-site property manager.  The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.

As of December 31, 2010, the Beau Terre mortgage loan was in default and had an outstanding balance of approximately $35.4 million.  In October 2010, the loan servicer for the loan brought a foreclosure action against the property.  Behringer Harvard Holdings, on behalf of the owners of Beau Terre, is in discussions with the lender on this loan to potentially restructure the debt.  However, there is no assurance that this TIC Program will be able to restructure the debt, which could result in foreclosure or a transfer of ownership of the property to the lender.

Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships.  Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations.  Other than as to Behringer Harvard Opportunity REIT I, which has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits.  While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

Litigation

The tenant-in-common program sponsored by Behringer Harvard Holdings related to the Beau Terre Office Park in Bentonville, Arkansas, named Behringer Harvard Beau Terre S, LLC, was substantially underperforming relative to projections immediately after acquisition of the property.  Behringer Harvard Holdings relied on seller representations and third party due diligence, which included independent appraisals, regarding revenues related to the Beau Terre Office Park.  Behringer Harvard Holdings subsequently learned that certain leases were fraudulent and one of 36 represented buildings had not been built.  The private placement offering for the tenant-in-common interests in Beau Terre Office Park commenced on May 12, 2004, was completed on August 18, 2004 and resulted in total gross offering proceeds of approximately $17.6 million from the sale of 28 tenant-in-common interests.  In December 2005, Behringer Harvard Holdings completed a settlement with investors in the Beau Terre Office Park tenant-in-common program.  Under the terms of the settlement, Behringer Harvard Holdings agreed to, among other things, increase the lease payments under certain leases at the property, replace the existing property manager, build a new office building on an undeveloped lot at that property and pay $1.25 million.

As a result of the lower than anticipated performance of this asset, Behringer Harvard Holdings allowed the property management agreement with the on-site property manager to expire according to its terms.  The on-site property manager was replaced with Trammell Crow Company beginning in January 2006, which was replaced by Colliers Dickson Flake Partners in April 2007.  The former on-site property manager, who had been an agent of the seller of Beau Terre Office Park having marketed the asset for its sale, filed a lawsuit against Behringer Harvard Holdings in Dallas, Texas alleging breach of contract, among other things.  Behringer Harvard Holdings actively defended those claims and pursued its own claims against the property manager, the appraiser, the seller and others.  The remaining portion of the lawsuit was settled by all parties in December 2010.  Through the course of the litigation Behringer Harvard Holdings and the Beau Terre Office Park tenant-in-common investors received total settlement proceeds in excess of $5 million with no settlement payments made by Behringer Harvard Holdings and the tenant-in-common investors to settle any third-party claims related to the litigation.

Exhibit A

Prior Performance Tables

The following Prior Performance Tables (the “Tables”) provide information relating to certain closed or completed public real estate investment programs (the “Prior Real Estate Programs”) sponsored by Behringer Harvard Holdings, LLC and its affiliates, which control our advisor.  We consider each of the Prior Real Estate Programs presented to have investment objectives similar to ours to the extent that the prospectus for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective.  See “Investment Objectives and Criteria” elsewhere herein.

Prospective investors should read these Tables carefully together with the summary information concerning the Prior Real Estate Programs as set forth in the “Prior Performance Summary” section of this prospectus.

Investors in our company will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

Our advisor is responsible for the acquisition, operation, maintenance and resale of our real estate investments.  Behringer Harvard Holdings and its affiliates control our advisor and actively managed the Prior Real Estate Programs and related companies.  The financial results of the Prior Real Estate Programs thus provide an indication of Prior Real Estate Programs for which Behringer Harvard Holdings and its affiliates were ultimately responsible and the performance of these programs during the periods covered.  However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

The following tables are included herein:

Table I - Experience in Raising and Investing Funds (as a Percentage of Investment)

Table II - Compensation to Sponsor (in Dollars)

Table III - Annual Operating Results of Prior Real Estate Programs

Table IV - Results of Completed Programs

Table V - Results of Sales or Disposals of Property

The following are definitions of certain terms used in the Tables:

“Acquisition Fees” means fees and commissions paid by a Prior Real Estate Program in connection with its purchase or development of an investment, except development fees paid to a person not affiliated with the Prior Real Estate Program or with a general partner or advisor of the Prior Real Estate Program in connection with the actual development of a project after acquisition of land by the Prior Real Estate Program.

“Organization Expenses” include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the sponsor in connection with the planning and formation of the Prior Real Estate Program.

“Underwriting Fees” include selling commissions and wholesaling fees paid to broker-dealers for services provided by the broker-dealers during the offering.

TABLE I

(UNAUDITED)

EXPERIENCE IN RAISING AND INVESTING FUNDS

This Table sets forth a summary of the experience of the sponsors of Prior Real Estate Programs that have closed offerings since January 1, 2008 and that have similar or identical investment objectives to us.  Information is provided with regard to the manner in which the proceeds of the offerings have been applied.  Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties.  All figures are as of December 31, 2010.

	Behringer Harvard REIT I, Inc. – Second Follow-on Offering(1)

Dollar amount offered	$2,475,000,000
Dollar amount raised	1,890,550,131	76.4%

Less offering expenses: (2)
Selling commissions and discounts	163,215,937	8.6%
Organizational and offering expenses	26,115,012	1.4%
Other	—	0.0%
Reserve for operations	—	0.0%

Amount available for investment (2)	$1,701,219,182	90.0%

Acquisition costs: (3)
Cash invested	$1,372,862,610	48.0%
Acquisition fees(4)	80,031,482	2.8%
Loan costs	18,051,925	0.6%
Proceeds from mortgage financing	1,378,276,492	48.6%

Total acquisition costs(5)	$2,849,222,509

Percent leveraged	48.4%

Date offering began	10/06/06

Length of offering (in months)	25

Months to invest 90% of amount available for investment (measured from date of offering)	—

(1)   The information provided for Behringer Harvard REIT I, Inc. — Second Follow-on Offering references only that company’s second follow-on public offering.  Behringer Harvard REIT I, Inc. terminated the “best efforts” portion of the Second Follow-on Offering effective as of the close of business on December 31, 2008 and the distribution reinvestment plan portion of the Second Follow-on Offering effective as of the close of business on January 3, 2009.  Includes amounts sold on January 3, 2009 pursuant to the company’s distribution reinvestment plan.

(2)          Percentages based on dollar amount raised.

(3)          Percentages based on total acquisition costs.

(4)          Acquisition fees include finders fees and due diligence reimbursements paid to affiliates of the advisors or general partners.

(5)          Total acquisition costs include cash invested, acquisition fees and loan costs as well as the proceeds from mortgage financing.

TABLE II

(UNAUDITED)

COMPENSATION TO SPONSOR

This Table sets forth the compensation received by Behringer Harvard Holdings and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations, for Prior Real Estate Programs that have closed offerings since January 1, 2008 and that have similar or identical investment objectives to us.  All figures are as of December 31, 2010.

	Behringer Harvard REIT I, Inc. – Second Follow-on Offering(1)	Other Programs 2008 – 2010(2)

Date offering commenced	10/06/06

Dollar amount raised	$1,890,550,131

Amount paid to sponsor from proceeds of offering:
Underwriting fees(3)	23,890,745	10,868,455
Acquisition fees:
Real estate commissions	—	—
Advisory fees(4)	80,031,482	27,600,305
Other fees	—	—
Total amount paid to sponsor	$103,922,227	$38,468,760

Dollar amount of cash generated from operations before deducting payments to sponsor	$459,118,235

Amount paid to sponsor from operations:
Property management fees(5)	66,099,084	7,544,212
Asset management fees(6)	90,446,542	28,930,104
Reimbursements	64,084,698	21,278,078
Leasing commissions	—	—

Dollar amount of property sales and refinancing before deducting payments to sponsor:
Cash	260,223,611
Other	98,519,037

Amount paid to sponsor from property sales and refinancing:
Real estate commissions	—	—
Financing fees	—	7,291,546
Other	—	—

(1)   Behringer Harvard REIT I, Inc. terminated the “best efforts” portion of the Second-Follow-on Offering effective as of the close of business on December 31, 2008 and the distribution reinvestment plan portion of the Second Follow-on Offering effective as of the close of business on January 3, 2009.  Includes amounts sold on January 3, 2009 pursuant to the company’s distribution reinvestment plan.

(2)   For the years ended December 31, 2008, 2009, and 2010.  Represents aggregate payments to the sponsor for the sponsor’s five other public programs.  Amounts paid do not include fees waived by Behringer Harvard Holdings and its affiliates.  See “Prior Performance Summary — Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts — Waiver or Deferral of Fees and Expenses” for additional information on fee waivers by program.

(3)   “Underwriting fees” consist of dealer-manager fees received by an affiliate of the sponsor less any amounts reallowed to participating broker-dealers.

(4)   “Advisory fees” are acquisition fees, which include finders fees and due diligence reimbursements paid to affiliates of the advisors or general partners.

(5)   An affiliate of the sponsor provides management services for certain properties acquired in the respective programs.  Management fees have not exceeded 4.5% of the gross receipts from the properties managed.

(6)   Amounts paid to affiliates of the sponsor excludes amounts that have been capitalized for properties under development.  In addition, in 2009 and 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million and $8.9 million, respectively, owed by Behringer Harvard REIT I, Inc.

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

This Table sets forth the annual operating results of Prior Real Estate Programs that have closed offerings since January 1, 2006 and that have similar or identical investment objectives to us.  All results are through December 31, 2010.

Behringer Harvard REIT I, Inc.

	2006(1)	2007	2008	2009(2)	2010(2)

Gross revenue	$161,306,497	$314,220,575	$605,433,359	$598,055,746	$522,225,980
Equity in earnings of investments in tenant-in-common interests	4,803,590	5,117,040	1,330,819	283,613	954,368
Interest income	4,962,720	25,540,692	7,026,644	3,307,379	1,459,358
Gain on sale of assets	—	43,812	5,252,812	—
Gain on early extinguishment of debt	—	—	1,257,848	(4,476,976)	—
Gain on troubled extinguishment of debt	—	—	—	—	9,090,960
Income (loss) from discontinued operations	—	—	13,633,728	(17,764,651)	(28,091,199)

Less: Operating expenses	57,692,604	118,543,371	251,357,490	267,497,650	234,627,560
Interest expense	50,876,700	100,728,701	191,327,680	187,115,839	169,465,713
Property and asset management fees	10,046,091	22,849,834	45,240,718	39,351,912	34,756,438
General and administrative	1,614,745	2,969,033	7,334,099	11,122,265	9,987,783
Asset impairment loss	—	—	21,113,589	241,238,783	59,246,902
Depreciation and amortization	73,275,009	141,462,443	278,213,262	272,165,006	228,781,205
Net income — GAAP basis	(22,432,342)	(41,631,263)	(160,651,628)	(439,086,344)	(231,226,134)
Noncontrolling interest	—	—	(231,337)	(8,454,873)	(729,483)
Net income attributable to common stockholders	$(22,432,342)	$(41,631,263)	$(160,420,291)	$(430,631,471)	(230,496,651)

Taxable income
- from operations	(8,782,949)	(12,874,294)	(40,218,206)	(45,168,948)	(73,311,411	)(3)
- from gain on sale	—	—	—	—	—

Cash generated from operations	49,178,016	63,794,244	68,484,262	63,010,072	49,307,528
Cash generated from sales	—	—	—	—	—
Cash generated from financing/refinancing	—	—	—	—	—
Total cash generated from operations, sales and refinancing	$49,178,016	$63,794,244	$68,484,262	$63,010,072	49,307,528

Less: Cash distributions to investors(4)
- from operating cash flow	30,312,831	55,293,644	68,484,262	60,213,112	30,396,153
- from sales and refinancing	—	—	—	—	—
- from other(5)	—	—	1,970,087	—	—

Cash generated (deficiency) after cash distributions	$18,865,185	$8,500,600	$(1,970,087)	$2,796,960	18,911,375

Special items (not including sales and refinancing)
Issuance of common stock	454,838,168	692,662,878	638,915,322	(84,834,100)	(7,177,018)
Acquisition of land and buildings	(480,621,662)	(735,918,044)	(388,095,875)	(75,161,088)	(49,985,794)
Increase in other assets	548,458	4,753,401	(6,338,548)	(677,736)	(2,192,966)
Other(6)	2,576,000	—	—	—	—

Cash generated (deficiency) after cash distributions and special items	$(3,793,851)	$(30,001,165)	$242,510,812	$(157,875,964)	(40,444,403)

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
- from operations	(8)	(7)	(16)	(17)	(28	)(3)
- from recapture	—	—	—	—	—

Capital gain (loss)	—	—	—	—	—

Cash distributions to investors
Source (on GAAP basis)
- from investment income	28	30	26	23	12
- from return of capital	—	—	1	—	—
Total distributions on GAAP basis	$28	$30	$27	$23	$12

Source (on cash basis)
- from operations	28	30	26	23	12
- from sales	—	—	—	—	—
- from return of capital	—	—	1	—	—
Total distributions on cash basis	$28	$30	$27	$23	$12

Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100%	100%	100%	100%	100%

(1)   Includes all amounts for 2005 and 2006, most of which may be attributed to Behringer Harvard REIT I, Inc.’s first follow-on offering.

(2)   In 2009 and 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million and $8.9 million, respectively, owed by Behringer Harvard REIT I, Inc.

(3)   Subject to adjustment based on final 2010 tax return.

(4)   The source of the amounts distributed come first from the cash generated from operations and thereafter any excess distributions come from other sources as described in footnote (5).  The allocation of amounts reported on the stockholders’ Forms 1099 may vary since taxable income or loss is not based upon GAAP.  Also, the distribution amounts reported include distributions to common stockholders as well as immaterial amounts distributed to unaffiliated limited partners in the company’s operating partnership and unaffiliated third-party investment partners that hold noncontrolling interests in certain of the company’s property investments.

(5)   May include amounts from offering proceeds, fees waived by Behringer Harvard Holdings entities, and unaffiliated third-party borrowings.

(6)   Includes financing costs, redemptions of shares, change in receivables from or payables to affiliates and deposits on properties to be acquired.

TABLE III

(UNAUDITED)

ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (contd.)

Behringer Harvard Opportunity REIT I, Inc.

	2006	2007	2008	2009	2010(1)

Gross revenue	$4,660,664	$35,227,624	$73,387,185	$96,938,102	$91,565,395
Equity in income of joint ventures	—	(1,201,219)	(2,861,652)	(2,140,673)	(5,463,607)
Interest income	2,748,918	3,779,424	3,537,523	414,125	113,464
Gain on sale of investment	—	—	—	—	3,180,479
Gain on sale of real estate	—	—	—	—	3,901,245
Loss on debt extinguishment	—	(2,455,058)	—	—	(5,035,505)
Loss from discontinued operations	—	—	—	—	(7,925,952)

Less: Operating expenses	1,987,606	16,939,932	44,250,484	66,350,380	55,267,972
Interest expense	560,018	4,805,467	17,438,061	16,500,112	14,706,942
Property and asset management fees	355,527	3,231,994	7,095,054	9,119,774	8,111,512
General and administrative	855,494	1,562,161	4,934,858	5,704,272	6,698,579
Impairment charge	—	—	19,413,313	15,522,433	27,248,188
Provision for loan losses	—	—	—	—	7,136,147
Depreciation and amortization	1,351,054	13,069,023	25,660,996	29,975,378	23,947,647
Net income — GAAP basis	2,299,883	(4,257,806)	(44,729,710)	(47,960,795)	(62,781,468)
Noncontrolling interest	(90,935)	(401,218)	(10,028,342)	(10,923,447)	(1,548,678)
Net income attributable to common stockholders	$2,390,818	$(3,856,588)	$(34,701,368)	$(37,037,348)	$(61,232,790)

Taxable income
- from operations	—	(3,619,099)	(6,379,854)	(3,436,555)	(26,710,930	)(2)
- from gain on sale	—	—	—	—	—

Cash generated from operations	3,927,562	(12,566,090)	(29,283,099)	11,421,260	17,463,565
Cash generated from sales	—	—	—	—	—
Cash generated from financing / refinancing	—	—	—	—	—
Total cash generated from operations, sales and refinancing	$3,927,562	$(12,566,090)	$(29,283,099)	$11,421,260	$17,463,565

Less: Cash distributions to investors(3)
- from operating cash flow	247,632	—	—	3,874,015	2,726,305
- from sales and refinancing	—	—	—	—	—
- from other(4)	—	2,620,352	4,005,905	—	—

Cash generated (deficiency) after cash distributions	$3,679,930	$(15,186,442)	$(33,289,004)	$7,547,245	$14,737,260

Special items (not including sales and refinancing)
Issuance of common stock	145,405,261	315,903,029	(3,737,946)	1,483,890	(1,131,853)
Acquisition of land and buildings	(113,128,995)	(273,946,771)	(15,478,005)	(22,049,226)	(13,530,816)
Increase in other assets	—	(154,450)	—	—	—
Other(5)	122,018	(2,756,426)	(733,501)	(2,730,816)	1,258,205

Cash generated (deficiency) after cash distributions and special items	$36,078,214	$23,858,940	$(53,238,456)	$(15,748,907)	$1,332,796

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
- from operations	—	(8)	(13)	(7)	(53	)(2)
- from recapture	—	—	—	—	—

Capital gain (loss)	—	—	—	—	—

Cash distributions to investors
Source (on GAAP basis)
- from investment income	2	—	—	8	5
- from return of capital	—	5	8	—	—
Total distributions on GAAP basis	$2	$5	$8	$8	$5

Source (on cash basis)
- from operations	2	—	—	8	5
- from sales	—	—	—	—	—
- from return of capital	—	5	8	—	—
Total distributions on cash basis	$2	$5	$8	$8	$5

Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100%	100%	100%	100%	100%

(1)   In 2010, affiliates of Behringer Harvard Holdings agreed to defer asset management fees, debt financing fees, expense reimbursements and property management oversight fees accruing during the months of May 2010 through December 2010 owed by Behringer Harvard Opportunity REIT I, Inc.

(2)   Subject to adjustment based on final 2010 tax return.

(3)   The source of the amounts distributed come first from the cash generated from operations and thereafter any excess distributions come from other sources as described in footnote (4).  The allocation of amounts reported on the stockholders’ Forms 1099 may vary since taxable income or loss is not based upon GAAP.

(4)   May include amounts from offering proceeds and unaffiliated third-party borrowings.

(5)   Includes financing costs, redemptions of shares, change in receivables from or payables to affiliates and deposits on properties to be acquired.

TABLE IV
(UNAUDITED)

RESULTS OF COMPLETED PROGRAMS

This Table has been omitted because, as of December 31, 2010, no Prior Real Estate Programs that have similar or identical investment objectives to us have completed operations since January 1, 2006.

TABLE V

(UNAUDITED)

RESULTS OF SALES OR DISPOSALS OF PROPERTY

This Table sets forth summary information on the results of the sale or disposals of properties since January 1, 2008 by Prior Real Estate Programs that have similar or identical investment objectives to us.  All figures are through December 31, 2010.

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties Including Closing and Soft Costs
Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back By Program(1)	Adjustments Resulting From Application of GAAP(2)	Total(3)	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs(4)	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures

Behringer Harvard REIT I, Inc.
Cyprus Building	12/16/04	02/15/08	$25,917,771	—	—	—	$25,917,771	—	$23,639,653	$23,639,653	$9,379,373
Stanwix Street Associates	12/12/07	06/05/08	—	$28,408,556	—	—	$28,408,556	$28,594,537	$402,382	$28,996,919	$151,960
Enclave on the Lake(5)	04/12/04	07/01/08	$6,437,233	$6,823,290	—	—	$13,260,523	$7,262,552	$3,292,268	$10,554,820	$2,066,981
Utah Avenue	04/21/05	08/01/08	$15,007,455	$20,000,000	—	—	$35,007,455	$20,000,000	$8,474,676	$28,474,676	$2,037,231
IPC Florida I, LLC	12/12/07	12/31/09	$12,462,871	$23,075,877	—	—	$35,538,748	$25,261,491	$30,171,820	$55,433,311	$5,898,654
IPC McDonald Properties, LLC	12/12/07	02/01/10	—	$27,148,589	—	—	$27,148,589	$28,062,630	$35,741,571	$63,804,201	$4,746,977
IPC Crescent Center, LLC	12/12/07	07/27/10	$9,663,428	$42,605,582	—	—	$52,269,010	$43,000,000	$73,409,029	$116,409,029	$4,804,902
Gateway 22 Office Building	07/20/05	09/03/10	—	$9,518,880	—	—	$9,518,880	$9,750,000	$13,459,693	$23,209,693	$763,347
Behringer Harvard One Financial, LLC	08/02/05	12/03/10	—	$43,000,000	—	—	$43,000,000	$43,000,000	$67,532,690	$110,532,690	$(11,354)
IPC Florida II, LLC	12/12/07	12/14/10	$587,497	$15,568,733	—	—	$16,156,230	$16,252,808	$40,771,912	$57,024,720	$2,398,735
BofA Plaza L.P.	12/12/07	12/15/10	$13,897,312	$47,243,383	—	—	$61,140,695	$50,000,000	$103,308,150	$153,308,150	$7,606,926
222 Bloomingdale Road Office Building	12/12/07	12/15/10	—	$10,182,987	—	—	$10,182,987	$10,471,502	$17,548,765	$28,020,267	$(1,144,607)
Behringer Harvard Short-Term Opportunity Fund I LP
4245 Central LP	08/17/04	09/30/08	$3,009,901	$4,177,713	—	$(1,671,172)	$5,516,442	$3,460,938	$3,260,022	$6,720,960	$(521,524)
Behringer Harvard Mid-Term Value Enhancement Fund I LP
Hopkins LLC	3/12/2004	04/14/10	$2,515,937	––	—	—	$2,515,937	—	$3,352,361	$3,352,361	1,491,586
Behringer Harvard Opportunity REIT I, Inc.
Ferncroft	03/01/06	08/17/10	—	$18,000,000	—	—	$18,000,000	—	$29,739,370	$29,739,370	$2,480,254
Grandmarc At The Corner	02/01/07	10/22/10	$8,842,215	—	—	—	$8,842,215	—	$6,558,787	$6,558,787	$848,000
Behringer Harvard Opportunity REIT II, Inc.
SPRM Killeen, LP (Stone Creek Apartments)	11/30/09	08/30/10	$616,354	$1,257,403	—	—	$1,873,757	$1,290,983	$508,152	$1,799,135	$41,559

(1)   No purchase money mortgages were taken back by any individual program.

(2)   Financial statements for programs are prepared in accordance with GAAP.  The adjustment for 4245 Central LP was required because the $ (1,671,172) was recorded as a capital contribution by the Fund’s general partner as a result of the transaction with an affiliate.

(3)   None of these sales are being reported on the installment basis.

(4)   The amounts shown do not include a pro rata share of the original offering costs.  There were no carried interests received in lieu of commissions in connection with the acquisition of the property.

(5)   As of December 31, 2004, 2005, 2006 and 2007, Behringer Harvard REIT I, Inc. owned 36.31% of the tenant-in-common interests and unaffiliated third-party investors owned the remaining 63.69% of the tenant-in-common interests in this property.  The information contained herein represents Behringer Harvard REIT I, Inc.’s tenant-in-common ownership in this property.